Top KingWin Limited

Room 1304, Building No. 25, Tian’an Headquarters Center,

No. 555 North Panyu Avenue, Donghuan Street

Panyu District, Guangzhou, Guangdong Province, China

February 3, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Rucha Pandit and Dietrich King

Re:	Top KingWin Ltd
Registration Statement on Form F-3 Filed November 6, 2024
File No. 333-283030

Dear Rucha Pandit and Dietrich King:

Top KingWin Limited (the “Company”, “WAI,” “we”, “us” or “our”) hereby provide a response to the comments issued in a letter dated January 21, 2025 (the “Staff’s Letter”) regarding the Company’s Form F-3 originally filed on November 6, 2024 (the “F-3”). Contemporaneously, we are filing an amendment to the F-3 via Edgar (the “Amendment No.3”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment No.3, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 2 to Registration Statement on Form F-3

Cover Page

1. We note your revised disclosure and response to prior comment 2 and reissue it in part. Please amend your disclosure here, on the cover page, to clearly state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the cover page, please provide cross-references to these other discussions in the summary of risk factors and risk factors sections.

Response: In response to the Staff’s comment, we amended our disclosure on the cover page of the prospectus, and provided cross-reference to pertinent discussions in the Summary of Risk Factors on page 8 of this prospectus and the Risk Factors section on page 17 of this prospectus.

Prospectus Summary

Permissions and Approvals from the PRC Authorities, page 3

2. We note your response to prior comment 4 and reissue it. In this regard, we note your disclosure that you and your subsidiaries “have received from the PRC authorities all requisite licenses, permissions, and approvals needed to engage in the businesses currently conducted in the PRC, which solely include the business licenses that authorize the scope of business operations, and no permission or approval has been denied.” Please revise to explain how you arrived at this conclusion and the basis for your conclusion.

Response: In response to the Staff’s comment, we amended the disclosure on page 3 of the prospectus by including that our conclusion is based on the opinion of our PRC counsel, Zhejiang T&H Law Firm. We also filed an updated legal opinion of Zhejiang T&H Law Firm as Exhibit 99.1 to this Amendment No.3.

Summary of Risk Factors

Risks Related to Doing Business in China, page 6

3. We note your revised disclosure in response to prior comment 6 and reissue it in part. Please ensure that each summary risk factor related to your operations in China is accompanied by a cross-reference (title and page) to the relevant individual detailed risk factor.

Response: In response to the Staff’s comment, we amended our disclosure in the Summary of Risk Factors and ensured each of them is accompanied by a cross-reference to the relevant individual detailed risk factor in the Risk Factors section from pages 9 to 20 in the prospectus.

For any further comments, please reach out to our counsel at Hunter Taubman Fischer & Li LLC, Joan Wu, Esq. at jwu@htflawyers.com or 212-530-2208.

Very truly yours,

/s/ Ruilin Xu
Ruilin Xu Chief Executive Officer

cc:	Hunter Taubman Fischer & Li LLC

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